UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         MSC INDUSTRIAL DIRECT CO., INC.
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                   553530 10 6
                                 (CUSIP Number)


                                DECEMBER 31, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [_]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 553530 10 6           Schedule 13G                         Page 2 of 6


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1.       Name of Reporting Person                       Marjorie Gershwind
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
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2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [_]

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3.       S.E.C. Use Only


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4.       Citizenship or Place of Organization   United States


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Number of Shares        (5)     Sole Voting Power               4,137,172
Beneficially            (6)     Shared Voting Power             4,277,196
Owned by Each           (7)     Sole Dispositive Power          4,137,172
Reporting Person        (8)     Shared Dispositive Power        4,277,196
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  8,414,368
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares
                                                                        [_]
--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)      17.1%


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12.      Type of Reporting Person                               IN


--------------------------------------------------------------------------------

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CUSIP NO. 553530 10 6           Schedule 13G                         Page 3 of 6


                         AMENDMENT NO. 1 TO SCHEDULE 13G
                         -------------------------------

                  This Amendment No. 1 to Schedule 13G is filed by Marjorie Gershwind ("Ms. Gershwind") to amend and restate in its entirety the Schedule 13G, filed on February 14, 1996, with respect to the Class A Common Stock (as defined below) of MSC Industrial Direct Co., Inc. (the "Company").

                  This Amendment No. 1 reflects shares beneficially owned by Ms. Gershwind and shares of the Company outstanding as of January 28, 2004.

Item 1.  (a)      NAME OF ISSUER

                  MSC Industrial Direct Co., Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  75 Maxess Road
                  Melville, New York 11747

Item 2.  (a)      NAME OF PERSON FILING

                  Marjorie Gershwind

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                           The address of the principal business offices of Ms.
                  Gershwind is c/o MSC Industrial Direct Co., Inc., 75 Maxess Road, Melville, New York 11747.

         (c)      CITIZENSHIP

                  United States.

         (d)      TITLE OF CLASS OF SECURITIES

                  Class A Common Stock, par value $.001 per share (the "Class A Common Stock")

         (e)      CUSIP NUMBER

                  553530 10 6

Item 3. Not applicable.

Item 4. OWNERSHIP.

        (a)       AMOUNT BENEFICIALLY OWNED:

                           Ms. Gershwind may be deemed to beneficially own
                  8,414,368 shares of Class A Common Stock as a result of her direct ownership

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CUSIP NO. 553530 10 6           Schedule 13G                         Page 4 of 6


                  of, and/or voting and dispositive power over: (i) 190,680 shares of Class A Comon Stock held by Ms. Gershwind; (ii) 3,946,492 shares of Class B Common Stock, par value $.001 per share, that are convertible into shares of Class A Common Stock on a one-to-one basis (the "Class B Common Stock"), held by Ms. Gershwind; (iii) 301,368 shares of Class A Common Stock held by Platinum Investment Management, L.L.C., of which Ms. Gershwind is a member; (iv) 6,522 shares of Class A Common Stock held by The Gershwind Family Foundation, of which Ms. Gershwind is a director; (v) 946,246 shares of Class B Common Stock held by the Marjorie Diane Gershwind 1994 Qualified Fifteen Year Annuity Interest Trust, of which Ms. Gershwind is a settlor; (vi) 374,401 shares of Class B Common Stock held by the Marjorie Diane Gershwind 1998 Qualified Seven Year Annuity Trust, of which Ms. Gershwind is a settlor; and (vii) 2,648,659 shares of Class B Common Stock held by GF-MSC, L.L.C., of which Ms. Gershwind is a member. Ms. Gershwind disclaims beneficial ownership of 150,684 shares of Class A Common Stock owned Platinum Investment Management, L.L.C., all the shares of Class A Common Stock held by The Gershwind Family Foundation, 1,697,000 shares of Class B Common Stock owned by GF-MSC, L.L.C., all the shares of Class B Common Stock owned by the Marjorie Diane Gershwind 1994 Qualified Fifteen Year Annuity Interest Trust and all the shares of Class B Common Stock owned by the Marjorie Diane Gershwind 1998 Qualified Seven Year Annuity Trust.

         (b)      PERCENTAGE OWNED:

                           Based on calculations made in accordance with Rule
                  13d-3, and there being approximately 41,383,764 shares of Class A Common Stock outstanding (as reported by the Company in its Prospectus Supplement, dated January 22, 2004 (and giving effect to the exercise of the underwriters' over-allotment option in full)), Ms. Gershwind may be deemed to beneficially own approximately 17.1% of the outstanding Class A Common Stock.

         (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO DIRECT THE DISPOSITION:

                  (i)      Sole voting power: 4,137,172

                  (ii)     Shared voting power: 4,277,196

                  (iii)    Sole dispositive power: 4,137,172

                  (iv)     Shared dispositive power: 4,277,196

CUSIP NO. 553530 10 6           Schedule 13G                         Page 5 of 6


Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10. CERTIFICATION

         Not applicable.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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CUSIP NO. 553530 10 6           Schedule 13G                         Page 6 of 6


                                   SIGNATURES

                  After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 17, 2004



                                    By: /s/ Marjorie Gershwind
                                        ---------------------------------------
                                        Marjorie Gershwind